UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 27 January 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
RESIGNATION OF EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
Gold Fields Limited (the "Company") announces that Michael
Fleischer, Executive Vice-President and General Counsel,
has tendered his resignation to the Board of Directors of
the Company (the "Board"). Michael intends to resign from
all roles and responsibilities within the Company and its
affiliates with effect from January 31, 2014. The Board
has accepted Michael's resignation and would like to
express appreciation to him for his years of dedicated
service and to wish him well in his future endeavors.
The Board will commence a process to identify a successor
to Michael and is committed to hiring a person that can
help to implement the changes noted in the Board's
announcement related to the South Deep Black Economic
Empowerment transaction made on August 22, 2013 and to
deliver upon the Company's objectives for the benefit of
all stakeholders.
Johannesburg
20 January 2014
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 27 January 2014
By: /s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title: Chief Executive Officer